ANNUAL REPORT

DIRECTECH LABS, INC.

929 Colorado Avenue
Santa Monica, CA 90401
info@directechlabs.com

(310) 730-1246

www.DirecTechLabs.com



In this report, the term "we," "us," "our" or "the Company" refers to DirecTech Labs, Inc.

The Company, having offered and sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended December 31, 2019. A copy of this report may be found on the company's website at www.DirecTechLabs.com/investor.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.
THE COMPANY'S BUSINESS

Description of the Business
Problem
Large enterprise software providers like Salesforce, Adobe, Oracle, and SAP are vying for market share in the $189B subset of the gig economy known as direct selling. But their systems are cramming square pegs into round holes, attempting to use the same technology that has worked for their e-commerce and retail customers in a market that we believe needs unique solutions which maximize the unique asset direct sellers have that no other go-to-market channel has to offer: personal relationships their reps have with customers.

Solution
Our product, Distro is helping customers better understand and motivate their independent reps and customers. Using the type of AI that is already driving billions for Netflix, Facebook, Amazon, and Google, we build deep behavior profiles about a company's customers and reps. Then we use those profiles to deliver value in two ways:

We deliver behavioral insights that directly affect customer strategies, helping them create more personalized training, promotions, and communications to reps and customers that result in deeper engagement and higher LTV.

We send hyper-targeted alerts to reps around the world alerting them to their customers and teammates who need their support now. We cut our teeth on alerting (via internal company CRM, email, and text) people who Distro predicts are in the last 30 days of their lifecycle, along with some tips on how to retain the person at risk. Now we're moving into other use cases and more deeply integrating with more of our customers' sales and marketing tech.

Annual contract value has nearly doubled in the last year and customers are beginning to expand their accounts with us. Over the last year, we've launched in 74 countries and quadrupled product performance and ROI for customers. Recently a customer earned $100K in new revenue in a weekend and $1M in 75 days.

Business Plan
Product Overview
Customers begin with the core solution: "Focus Alerts" for retention. First, Distro predicts that a customer or rep is in the last 30 days of their lifecycle. Then Distro uses influencer scoring to select the rep that would be best suited to help the person at risk.   It alerts that person with a personalized, interactive text message including tips on how to retain the customer. If they don't take action, Distro reminds them. If they continue to be unresponsive, Distro will escalate the alert to another rep, a corporate employee and (soon with a new module launch) to the company contact center to take action.   It's all automated and results are tracked all the way to new revenue in the bank.

The second element is the Distro Dashboard: This is where we segment the reps and customers into behavioral groups and give the company insight into how to create more engaging training, promotions, communication, and other programs for both reps and customers.

Business Model
We have a SaaS model. $18K-50K+ per month for the core module. $5K-10K per month for add-ons. Customer acquisition: Reach targets via content, digital & conferences, push leads to sales.

The Company's Products and/or Services

Product / Service	Description	Current Market
Direct selling sales monitoring software	B2B AI software focused on direct selling corporations	Businesses, gig workers, micro-influencers, and social sellers

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are global direct and social selling companies, including Plexus Worldwide, Kynect, Xyngular and Immunotec.

Intellectual Property
While we do not claim to rely on our intellectual property, we have been granted trademark protection for our branding of the use of the Distro® logo.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5,573,902	Providing temporary use of on-line non-downloadable software for use by direct selling business for the collection and interpretation of sales data and the automated communication with and to their independent sales representatives	Distro	01-09-2018	10-02-2018	USA

Patents
None.

Litigation
The Company is not currently involved in any legal proceedings.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Michel Bayan	Founder, CEO (Aug. 2016-present)	Founder, CEO (August 2016 - present): Founder and CEO of DirecTech Labs: sales, fundraising – Fulltime
Jordan Zommick	Founder, CTO (Aug. 2016 - present)	Founder, CTO (August 2016 - present): Founder and CTO of DirecTech Labs: technology, product, finance, and operations - Fulltime

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 13 employees in the U.S. and India as well as 2 India contractors.

PEOPLE BEHIND THE COMPANY

Name	Position	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

Michel Bayan	Founder, CEO	Founder, CEO (August 2016 - present): Founder and CEO of DirecTech Labs: sales, fundraising, and customer success – Fulltime
Jordan Zommick	Founder, CTO	Founder, CTO (August 2016 - present): Founder and CTO of DirecTech Labs: technology, product, finance, and operations – Fulltime
William Ackerman	VP Product & Marketing	VP Product & Marketing (May 2019 – present): product, product performance and marketing. Previously Director of Digital Strategy and Communications for Jafra Cosmetics International (April 2015 – May 2019)
Anoop Jain	VP Engineering	Head of India Operations, Development and Support. (August 2016 – Present) – Fulltime
Michael Lanni	VP Sales	VP Sales (July 2019 – present): sales. Previously Senior Sales Manager for Vertafore, June 2017 – July 2019. Prior to that Head of Sales, Enplug, Inc.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its direct selling sales monitoring software. The sales process involves educating customers about the Company's direct selling sales monitoring software, participating in extended direct selling sales monitoring software evaluations and configuring the direct selling sales monitoring software to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 24 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining its clients. Its clients may be able to seek price reductions from it when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house or if their financial situation has changed and they have determined they no longer need such services. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on its previous agreement with that client. This reduction in revenue could result in an adverse effect on its business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. If the Company is not successful in achieving a high rate of contract renewals on favorable terms or a client ends a contract prior to the end of the term, its business and results of operations could be adversely affected.

Our business has a concentration risk from our customers. We are a relatively new Company, and currently have very few customers. Although two new customers were signed up late in Dec 2019, only two live customers represent 100% of our revenues and accounts receivable. Until we grow our business and expand our customer base, the loss of any customer could have significant effect on our revenues.

The Company's cash position is relatively weak. The Company currently has only approximately $323,034 in cash balances as of March 31, 2020. This equates to 9 months of runway. The Company could be harmed if it is unable to meet its cash demands by signing up additional customers, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company does not currently hold any significant intellectual property, outside of a trademark for "Distro," and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company's success is dependent on consumer adoption of direct selling sales monitoring software, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for direct selling sales monitoring software is still evolving, and the Company depends on the continued growth of this market. It is uncertain whether the trend of adoption of direct selling sales monitoring software that the Company has experienced in the past will continue in the future

The Company depends on key personnel.
Our future success depends on the efforts of a small number of key personnel, including our co-founder and CEO Michel Bayan, our co-founder and CTO and Jordan Zommick, our VP of Product and Marketing, William Ackerman, our VP of Sales, Michael Lanni, and our engineering team. Our engineering team, headed up by Anoop Jain, VP Engineering is responsible for development and maintenance of our software. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate, improve and market our software.

The Company does not have an employment contract in place with their key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if a key employee were to leave DirecTech, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The Company's existing investors have not waived their pre-emptive rights and may plan to exercise those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The company has a large number of convertible notes that may convert in future rounds. Because of this, there is a risk that investors could be subject to additional dilution, that the Company's operations could be restricted, or that the company or investors may relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company has received $250,000 of debt financing to date for which the Company issued Flow Capital US Corp ("Flow Capital") a warrant to purchase 354,661 shares of Common Stock and entered into a security agreement. The Company could draw down up to an additional $1,250,000 under a royalty purchase agreement (subject to additional warrant coverage) and the security agreement will terminate and Flow Capital's security interest in the Company's assets will be released upon the conversion of the outstanding convertible notes, which will occur if the Company raises at least $700,000 in the Combined Offering. If the security agreement is not terminated, Flow Capital will have a senior right to assets of the Company, such as in the bankruptcy or liquidation.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $1,928,505 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. During the years ended December 31, 2018 and 2017, shareholders of the Company advanced funds to be used in operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $7,105 and $14,858, respectively, and are recorded under 'Accounts payable – related parties' on the consolidated balance sheets. In 2019, a reimbursement of $3,940 was paid to CEO because he inadvertently paid for some software licenses under his personal credit card. No additional related party transactions have occurred in 2019.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$455,524	$765,278
Cash & Cash Equivalents	$315,870	$322,449
Accounts Receivable	$125,176	$270,500
Short-term Debt	$311,416	$300,219
Long-term Debt	$1,958,051	$1,455,000
Revenues/Sales	$1,626,863	$920,000
Cost of Goods Sold	$309,810	$76,000
Taxes Paid	$0	$0
Net Income	$(1,010,406)	$(667,143)

The above reflects the consolidated financials of DirecTech Labs, Inc.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Series Seed Preferred Stock	Percentage ownership of the Company by the holders with exercisable voting rights	Other material terms
Common Stock	9,465,150	YES	N/A	100%	N/A
Series Seed-1 Preferred	1,089,531	NO	N/A	N/A	N/A
Series Seed Preferred	471,207	NO	N/A	N/A	N/A
Warrants	354,661	NO	N/A	N/A	N/A
Options	653,479	NO	N/A	N/A	N/A

The Company has the following debt outstanding:

The Company issued a total of thirteen convertible notes payable for cash proceeds of $1,175,000 between July 2017 and January 2018. The notes bear interest at 6% per annum and mature two years from the date of issuance. The notes are convertible into preferred or common shares of the Company upon the following:

1. Upon the Company receiving cash of no less than $700,000 for the sale of the Company's preferred or common stock ("Qualified Financing"), the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid in the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the note holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of outstanding principal and interest.
3. Upon maturity, holders may elect at any time to convert the outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the maturity valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements. If not converted at maturity, the maturity date of the note extends one additional year.

The Company issued a total of three convertible notes payable for cash proceeds of $250,000 in July 2017. The notes bear interest at 5% per annum and mature two years from the date of issuance. The notes are convertible into preferred or common shares of the Company upon the following:

1. Upon the Company receiving cash of no less than $700,000 for the sale of the Company's preferred or common stock ("Qualified Financing"), the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid in the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the note holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of outstanding principal and interest.
3. Upon maturity, holders may elect at any time to convert the outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the maturity valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements. The Company issued a convertible notes payable for cash proceeds of $30,000 in January 2018. The note bears interest at 5% per annum and matures two years from the date of issuance. The notes are convertible into preferred or common shares of the Company under the same provisions as the three 5% convertible notes disclosed above.

In June 2019, the Company issued convertible promissory notes for cash proceeds of $350,000. The convertible notes bear interest at 6% per annum and mature two years from the issuance date. The notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $700,000 for the sale of the Company's preferred or common stock ("Qualified Financing"), the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 85% of the price paid in the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50%

of the voting power of the Company), the note holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of outstanding principal and interest.

In June 2019, the Company amended all outstanding convertible promissory notes to extend the maturity date to June 30, 2020. Additionally, the amendment lowered the definition of Qualified Financing to the Company receive cash of no less than $700,000 for the sale of the Company's preferred or common stock.

In October 2019, the Company issued 1,089,531 equity shares at .70 per share of Series Seed-1 Preferred through the conversion of notes and the Company issued 471,207 shares at .24 per share of Series Seed Preferred through SeedInvest crowd funding campaign.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Michel Bayan	Common Stock	36.455%
Jordan Zommick	Common Stock	32.88%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of the Form C and attached thereto in addition to the following information. Financial statements are attached thereto as Exhibit B.

The following discussion includes information based on our unaudited operating data for 2019 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Operations
DirecTech Labs, Inc. ("the Company") was incorporated on April 26, 2016 under the laws of the State of Delaware, and is headquartered in Santa Monica, California. The Company is an artificial intelligence platform focused on direct selling companies, providing AI based direct selling retention solutions that reduce sales rep and customer churn and increase sales.

DirecTech Labs Private Limited ("the Subsidiary") was incorporated on June 10, 2016 under the laws of the Republic of India, and is headquartered in Ghaziabad, India.

Our 2019 gross revenues were $1,626,863 compared to gross revenues of $920,000 in 2018, while our gross profits was $1,317,053 in (81% margin) in 2019 and $844,000 (92% margin) in 2018. In 2018 and 2019 revenues came exclusively from setup fees for onboarding new customers and services fees for use of the Company's platform. In 2017, revenues also came from consulting fees and other income. The decrease in the margin is due to the company adding additional staff and processes to rollout its next version of the platform.

During the same period expenses increase to $2,108,351 in 2019 compared with $1,738,520 in 2018. The primary drivers for the increase in expenses include additional marketing expenses as well as increase in professional services. These expenses were accrued as part of a plan to make our solutions more scalable and repeatable so that multiple customers can have the same product with less repeated effort on the Company's side. Professional Services, largely made up of the fees from our wholley-owned subsidiary company, DirecTech Labs Private Limited, grew significantly as we grew our overall development and support team capabilities.

Accordingly, the Company's net loss increased to a net loss of $1,928,505 in 2019 from a net loss of $918,099 in 2018.

COVID Impact in 2020

Direct Sales, the industry DirecTech Labs has initially focused on, generally performs better in downturned economies when people are looking for supplemental income. Many industry executives are reporting record years especially in the verticals of health and well being, nutrional supplements, diet products. While the industry is scrambling to keep up with demand, they have also slowed down their deployment of new technology projects in the first half of 2020. Consequently, we are experiencing an extended sales cycle but expect things to ramp back up in Q3 as countries begin to relax their quarantine.

Due to COVID-19, our operations have been interrupted by stay-at-home orders. These orders have contributed to the delay in completing the audit of our financial statements, and the late filing of this annual report.

Liquidity and Capital Resources

DirecTech Labs has approximately $316,000 in cash balances as of December 31, 2019. This equates to 3-6 months of runway, which will be augmented by the forecasted revenues to give an extended runway through 2020. In addition, DirecTech Labs has also received an additional $144,140 from the SBA for the Paycheck Protection Program as part of the federal government COVID stimulus plan. Proceeds from this loan will be used to maintain current payroll in the first half of 2020 as well as fund the monthly payments for the debt financing.

The Company has entered into a "Royalty Purchase Agreement", "Security Agreement" and "Warrant to Purchase Shares of Common Stock" (each dated July 30, 2019) with Flow Capital pursuant to which the Company has received $250,000 of debt financing to date for which the Company issued Flow Capital a warrant to purchase 357,399 shares of Common Stock. The Company could draw down up to an additional $1,250,000 under the Royalty Purchase Agreement (subject to additional warrant coverage) and the Security Agreement will terminate and Flow Capital's security interest in the Company's assets will be released upon the conversion of the outstanding convertible notes of the Company. If the Company raises $700,000 in the Concurrent Offerings (excluding the sale of notes in the private placement) the Security Agreement will terminate. Each monthly royalty payment (a "Royalty Payment") will be equal to the sum of $3,750 (the "Minimum Monthly Payment") and a royalty rate that is 0.20% (the "Royalty Rate") multiplied by the Gross Revenue of the Company. If the Company draws down additional funds under the Royalty Purchase Agreement, the Royalty Rate and the Minimum Monthly Payment will each be proportionally increased based on the amount of the Subsequent Investment if the Company and Flow opt for more capital. The Company has the opportunity to either partially or entirely buyout of the Royalty Payments at rates that vary over time up to a maximum of a 3X return for Flow Capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $11,525,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. As with many software startups the valuation is partly calculated in anticipation of the growth potential of the company. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	07/2017	Section 4(a)(2)	Convertible Note	$250,000	General operating expenses, marketing and development of the platform
Seed	12/2017	Section 4(a)(2)	Convertible Note	$1,100,000	General operating expenses, marketing and

					development of the platform
Seed	12/2017	Section 4(a)(2)	Convertible Note	$125,000	General operating expenses, marketing and development of the platform
Seed	6/2019	Section 4(a)(2)	Convertible Note	$350,000	The proceeds will be used for improvements to the platform and general operating expenses.
Seed	10/2019	Section 4(a)(2)	Equity	$314,864	General operating expenses, marketing and development of the platform

THE SECURITIES

The following description is a brief summary of the material terms of the Company's capital stock and is qualified in its entirety by the provisions in the Amended and Restated Certificate of Incorporation, the Bylaws and the terms contained in the Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Classes of securities of the Company

Common Stock

Dividend Rights
Holders of common stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Voting Rights
Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under the Investment Agreement, the Preferred Stock holders are required to vote for the two board members designated by the outstanding holders of shares of common stoc

Right to Receive Liquidation Distributions
Yes, junior to those for the Preferred Stock,

Rights and Preferences
None, however under a separate agreement one shareholder is entitled to preemptive rights and the company has a right of first refusal with respect to those shares.

Preferred Stock

The company has authorized the issuance of four seed series of Preferred Stock. The series are designated Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock (together the "Preferred Stock"). Each series of Preferred Stock contains substantially similar rights, preferences, and privileges**.**

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of Preferred Stock held by such holder. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock, which would be held by each stockholder if all of the Preferred Stock were converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock.

So long as at least 25% of the original number of Preferred Stock is outstanding, specific matters will require the approval of a majority of the holders of Preferred Stock voting as a single class on an as-converted basis. These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

Under the Investment Agreement, the Preferred Stock holders are required to vote for the two board members designated by the outstanding holders of common shares.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive the greater of the original issue price ($0.2417 per share for the Series Seed-1 Preferred Stock, $0.4834 per share for the Series Seed-2 Preferred Stock, $0.5639 per share for the Series Seed-3 Preferred Stock and $0.7049 per share for the Series Seed Preferred Stock), plus any dividends declared but unpaid or such amounts that they would have received had all shares of Preferred Stock been converted to shares of common stock. Holders of Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights

The Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement

Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment

Agreement relating to its Regulation CF and D offerings in 2019, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). In future offerings, each Major Purchaser has the right of first refusal to purchase their pro-rata share of certain New Securities (as defined in the Investment Agreement) that the Company may from time to time issue. If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

Other Securities
The Company has other securities including convertible notes and warrants, see "Capitalization and Ownership – Capitalization" for additional details.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in Series Seed Preferred Stock will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
An investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares or offer shares at a discount, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH INVESTOR SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the years ended December 31, 2018 and 2017, shareholders of the Company advanced funds to be used in operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $7,105 and $14,858, respectively, and are recorded under 'Accounts payable – related parties' on the consolidated balance sheets. In 2019, a reimbursement of $3,940 was paid to CEO because he inadvertently paid for some software licenses under his personal credit card. No additional related party transactions have occurred in 2019.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers, directors, or twenty percent equity holders are disqualified from relying on Regulation Crowdfunding.

Ongoing Reporting Compliance

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

OTHER INFORMATION
CrowdCheck, Inc. provided compliance support to the Company in preparing this report.



FINANCIAL CERTIFICATION

I, Michel Bayan, certify that the financial statements of DirecTech Labs, Inc. included in this Form are true and complete in all material respects.

Michel Bayan
_____
Michel Bayan, CEO

May 23, 2020
_____
Date

DirecTech Labs, Inc.
A Delaware Corporation
Financial Statements (Unaudited)
December 31, 2019, 2018 and 2017

DIRECTECH LABS, INC.
TABLE OF CONTENTS

DIRECTECH LABS, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of Dec 31, 2019, 2018 and 2017

	2017	2018	2019
ASSETS			
Current Assets			
Cash	1,155,066	322,449	315,870
Accounts Receivable	53,543	270,500	125,176
Intercompany Receivable			-
Prepaid Expenses	7,754	117,261	-
Other Current Assets			202
Deposits	1,958	15,114	9,583
Total Current Assets	**1,218,321**	**725,324**	**450,831**
Investments			1,536
Fixed Assets (Net)	7,990	39,954	3,157
TOTAL ASSETS	**1,226,311**	**765,278**	**455,524**
LIABILITIES			
Current Liabilities			
AP & Credit Cards	28,252	18,114	19,319
Accrued Expenses			248,474
Accounts Payable - related parties	14,858	7,105	(3,940)
Deferred Revenue	90,000	275,000	46,900
Total Current Liabilities	**133,110**	**300,219**	**320,753**
Long-Term Liabilities			
Convertible Note	1,350,000	1,455,000	1,958,051
Accrued Interest	10,694	94,695	94,695
Total Long Term Liabilities	**1,360,694**	**1,549,695**	**2,052,746**

TOTAL LIABILITIES	**1,493,804**	**1,849,914**	**2,373,498**
EQUITY			
Common Stock	939	939	1,374
Preferred Stock			-
Paid in Capital	27,511	27,511	344,723
Retained Earnings	(3,264)	4,379	(1,244,330)
Net Income	(292,679)	(1,117,465)	(1,010,406)
TOTAL EQUITY	**(267,493)**	**(1,084,636)**	**(1,908,638)**
TOTAL LIABILITIES & EQUITY	**1,226,311**	**765,278**	**455,524**

DIRECTECH LABS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2019, 2018 and 2017

	2017	2018	2019
Revenue			
Service Fees	90,000	620,000	1,397,055
Setup Fees	50,000	150,000	107,000
Usage Fees	50,000	150,000	37,116
Consulting Fees	14,145		-
Other Income	15,000		85,693
Total Revenue	**219,145**	**920,000**	**1,626,863**
Total COGS	**82,191**	**76,000**	**309,810**
Operating Expenses			
Payroll and related expenses	163,814	1,095,325	810,472
General and Administrative Expenses	67,473	243,231	203,464
Professional fees	68,987	167,513	831,542
Travel	58,464	97,445	66,346
Rent		72,250	20,120
Marketing and advertising	12,293	48,964	176,406
Contracted services		9,009	-
Depreciation	1,676	4,783	-
TOTAL OPERATING EXPENSES	**372,707**	**1,738,520**	**2,108,351**
EBITDA	**(235,753)**	**(894,520)**	**(791,297)**
Other Income / Expenses			
Interest Expense	10,819	84,037	220,373

DirecTech Labs 2019 Annual Report

Interest Income		(1,833)	(1,264)
Hosting service credit		(301,530)	-
Foreign exchange gain (loss)	1,120	(408)	-
Foreign currecny translation differences	3,264	(7,643)	-
Total Other Income / Expenses	**15,203**	**(227,377)**	**219,108**
NET INCOME	**(250,956)**	**(667,143)**	**(1,010,406)**

DIRECTECH LABS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2019, 2018 and 2017 (unaudited)

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
Balance on December 31, 2017	9,388,298	$939	$ 27,511	$ (292,679)	$ (3,264)	$(267,493)
Net loss				(824,786)		(824,786)
Balance on December 31, 2018	9,388,298	$939	$ 27,511	$(1,117,465)	$ 4,379	$(1,084,636)
Net loss						
Balance on December 31, 2019	9,465,150	$1,374	344 723	$(1,010,406)	$(1,244,330)	$(1,908,638)
Net loss						

DIRECTECH LABS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2019, 2018 and 2017 (unaudited)

	2017	2018	2019
OPERATING ACTIVITIES			
Net Income	(297,692)	(824,786)	(1,019,742)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable	(53,543)	(216,957)	145,324
Depreciation	1,676	4,783	3,874
Prepaid Expenses	(7,754)	(109,507)	-
Deposits	(1,958)	(13,156)	-
Accounts Payable and Accrued Expenses	26,514	(10,138)	11,634
Deferred Revenue	90,000	185,000	(146,100)
Accounts payable – related parties	9,707	(7,753)	(3,940)
Accrued Interest	10,694	84,001	-
Penalty Payable	-	-	9,336
Royalty Financing	-	-	238,292
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**75,336**	**(83,727)**	**258,420**
Net cash provided by operating activities	**(222,356)**	**(908,513)**	**(761,322)**
INVESTING ACTIVITIES			
Payments for the purchase of fixed assets	(5,024)	(38,450)	(4,781)
Net cash provided by investing activities	**(5,024)**	**(38,450)**	**(4,781)**
FINANCING ACTIVITIES			
Proceeds from issuance of common stock	20,000		317,648
Proceeds from issuance of convertible notes	1,350,000	105,000	503,051
Exchange rates on cash	(6,134)	9,346	-
Taxes Payable	-	-	(4,918)

Net cash provided by financing activities	**1,363,866**	**114,346**	**815,780**
Net cash increase for period	**1,136,486**	**(832,617)**	**49,677**
Cash at beginning of period	18,580	1,155,066	266,193
Cash at end of period	**1,155,066**	**322,449**	**315,870**

DIRECTECH LABS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017 (unaudited)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
DirecTech Labs, Inc. ("the Company") was incorporated on April 26, 2016 under the laws of the State of Delaware, and is headquartered in Santa Monica, California. The Company is an artificial intelligence platform focused on direct selling companies, providing AI-based direct selling retention solutions that reduce distributor churn and increase sales.

DirecTech Labs Private Limited ("the Subsidiary") was incorporated on June 10, 2016 under the laws of the Republic of India, and is headquartered in Ghaziabad, India.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is Indian Rupees, and financial statement presentation is in United States Dollars. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain and loss of $7,643 and $3,264 for the years ended December 31, 2018 and 2017, respectively, and is recorded as other comprehensive income in the consolidated statements of operations and comprehensive income.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognizes revenue from two primary sources: (1) setup fees for onboarding new customers and (2) services fees for use of the Company's platform. Setup fees are recognized as revenue upon completion of the setup process. Services fees are recognized on a monthly basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019, 2018 and 2017, The Company had $0, $19,805 and $10,337 respectively in money market accounts that are considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2018 and 2017, the Company determined no allowance for uncollectible accounts was necessary; however, by Dec, 2019, we had to write off $167,660 in unpaid service fees for one client who stopped paying for monthly services midway through their contract.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019, 2018, or 2017.

Deferred Revenue

Deferred revenue consists of cash received from customers for the prepayment of monthly service fees provided for access to the Company's platform. Revenue from these service fee is recognized in the month the services are provided.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 2018, and 2017, the Company recognized $176,406, $48,964 and $12,293 in marketing and advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the vesting period.

The Company accounts for stock-based compensation issued to non-employees in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of the purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the vesting period.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter C of the Internal Revenue Code. Under those provisions, the Company pays federal corporate income taxes on its taxable income.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS") and the State of California, each of which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open since the Company's inception. The Subsidiary accounts for income taxes based on the provisions promulgated by the Indian Income Tax Department, which generally has a statute of limitation of 12-months from the date the return is filed.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforwards for years 2017 and prior begin to expire in 2036, and the net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic companies for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In June 2018, the FASB issued Accounting Standards Update 2018-07 Compensation-Stock Compensation (Topic 718), which requires an entity to apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The new standard is effective for nonpublic companies for fiscal years beginning after December 31, 2019. The Company is in the process of evaluating the impact of ASU 2018-07 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through December 31, 2019, the date these financial statements were available to be issued.

In June 2019, the Company issued convertible promissory notes for cash proceeds of $350,000. The convertible notes
bear interest at 6% per annum and mature two years from the issuance date. The notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $700,000 for the sale of the Company's preferred or common stock ("Qualified Financing"), the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 85% of the price paid in the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the note holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of outstanding principal and interest.

In June 2019, the Company amended all outstanding convertible promissory notes to extend the maturity date to June 30, 2020. Additionally, the amendment lowered the definition of Qualified Financing to the Company receive cash of no less than $700,000 for the sale of the Company's preferred or common stock.

In October 2019, the Company issued 1,089,531 equity shares at .70 per share of Series Seed-1 Preferred through the conversion of notes and the Company issued 471,207 shares at .24 per share of Series Seed Preferred through SeedInvest crowd funding campaign.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1,928,505 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2019	2018	2017
Leasehold improvements	$ 20,120	$ 22,814	-
Furniture and equipment	$ 8,270	$ 23,599	$ 9,666
	$ 28,390	$ 46,413	$ 9,666
Accumulated depreciation	$ (3,489)	$ (6,459)	$ (1,676)
Property and equipment, net	$ 24,901	$ 39,954	$ 7,990

Depreciation expense for the years ended December 31, 2019, 2018 and 2017, was $0, $4,783 and $1,676, respectively.

NOTE 4 – PREPAID EXPENSES

Prepaid expenses consist of the following at December 31:

	2019	2018	2017
Hosting service credit	$ 75,699	$ 225,835	-
Advanced tax payments	$ 4,918	$ 25,019	$ 4,699
Refundable GST		$ 16,543	$ 3,055
Prepaid expenses	$ 80,617	$ 267,397	$ 7,754

During the year ended December 31, 2018, the Company received 'credit' to use a technology infrastructure and hosting platform from Microsoft Azure as a result of participating in the TechStars Accelerator program. The Company recorded a credit of $301,534 as a charge to other income during 2018, and expenses the credit as hosting costs on the platform are incurred. During 2019, the Company expensed all of the remaining balance of the hosting service credit of $75,699.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, shareholders of the Company advanced funds to be used in operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $7,105 and $14,858, respectively, and are recorded under 'Accounts payable - related parties' on the consolidated balance sheets. In 2019, a reimbursement of $3,940 was paid to CEO because he inadvertently paid for some software licenses under his personal credit card. No additional related party transactions have occurred in 2019.

NOTE 6 – STOCKHOLDERS' EQUITY

At December 31, 2018 and 2017, the Company has 12,000,000, $0.0001 par value common shares authorized, with 9,388,298 shares issued and outstanding.

During the year ended December 31, 2018, the Company amended its articles of incorporation to increase authorized shares from 10,000,000 to 12,000,000. The Company issued 638,298 common shares for cash proceeds of $20,000 during the year ended December 31, 2017. No shares were issued during the year ended December 31, 2018.

As of December 31, 2019, the Company issued 1,089,531 equity shares at .70 per share of Series Seed-1 Preferred through the conversion of notes and the Company issued 471,207 shares at .24 per share of Series Seed Preferred through SeedInvest crowd funding campaign.

NOTE 7 – CONVERTIBLE EQUITY SECURITIES

The Company issued a total of thirteen convertible notes payable for cash proceeds of $1,175,000 between July 2017 and January 2018. The notes bear interest at 6% per annum and mature two years from the date of issuance. The notes are convertible into preferred or common shares of the Company upon the following:

1. Upon the Company receiving cash of no less than $2,500,000 for the sale of the Company's preferred or common stock ("Qualified Financing"), the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid in the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action

continue to hold at least 50% of the voting power of the Company), the note holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of outstanding principal and interest.

3. Upon maturity, holders may elect at any time to convert the outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the maturity valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements. If not converted at maturity, the maturity date of the note extends one additional year.

The Company issued a total of three convertible notes payable for cash proceeds of $250,000 in July 2017. The notes bear interest at 5% per annum and mature two years from the date of issuance. The notes are convertible into preferred or common shares of the Company upon the following:

1. Upon the Company receiving cash of no less than $250,000 for the sale of the Company's preferred or common stock ("Qualified Financing"), the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid in the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the note holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of outstanding principal and interest.
3. Upon maturity, holders may elect at any time to convert the outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the maturity valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

The Company issued a convertible notes payable for cash proceeds of $30,000 in January 2018. The note bears interest at 5% per annum and matures two years from the date of issuance. The notes are convertible into preferred or common shares of the Company under the same provisions as the three 5% convertible notes disclosed above.

Future minimum principal payments are as follows at December 31:

2019	-
2020	$ 1,455,000
2021	-
2022	-
2023	-
	$ 1,455,000

The Company recognized interest expense of $20,321, $84,037 and $10,819 during the years ended December 31, 2019, 2018 and 2017, respectively.

NOTE 8 – LEASE AGREEMENTS
The Company leases office space in Noida, India subject to a five-year lease agreement that terminates January 2023. For the years ended December 31, 2019, 2018 and 2017, the Company recorded rent

expense of $28,295, $27,375 and $0, respectively. Estimated future minimum expected lease payments are as follows at December 31:

2020	$	23,061
2021	$	24,214
2022	$	25,424
2023	$	2,127
	$	74,826

The Company leases office space in Santa Monica, California on a month-to-month basis. For the year ended December 31, 2019, 2018 and 2017, the Company recorded rent expense of $20,120, $44,875 and $0, respectively.

NOTE 9 – STOCK OPTIONS

The Company has reserved 1,250,000 common shares to be issued as stock options pursuant the Company's 2016 Stock Plan.

During 2019, the Company issued no new options to non-employees. In addition, one former employee exercised 8,855 options at a $0.03 price. During 2018, the Company issued options to non-employees to purchase 442,333 shares of common stock at $0.03 per share. Of these options, 53,190 vests over three years, with 33% vesting one year from issuance and the remaining vesting ratably over the remaining period. The remaining 389,143 vests over four years, with 25% vesting one year from issuance, and the remaining vesting ratably over the remaining period. During 2017, the Company issued options to non-employees to purchase 403,190 shares of common stock at $0.03 per share. Of these options, 51,595 vests over three years, with 33% vesting one year from issuance and the remaining vesting ratably over the remaining period. The remaining 351,595 vests over four years, with between 25% and 37.5% vesting one year from issuance, and the remaining vesting ratably over the remaining period. At December 31, 2018 and 2017, vested stock options totaled 244,201 and 0, respectively. At December 31, 2018, there are 601,322 unvested stock options outstanding. No stock-based compensation was recorded in either December 31, 2018 or 2017, as the fair value of options award was deemed insignificant to the financial statements. The stock options issued and outstanding have no intrinsic value.

The options issued during the years ended December 31, 2018 and 2017 were valued using the Black Scholes Merton pricing model. There were no exercises of outstanding stock options during years ended December 31, 2019, 2018 or 2017. Future issuances of stock options will be made from amounts reserved under the 2016 Stock Plan.